Exhibit 99.1

Perion Names Tal Jacobson as Chief Executive Officer to Succeed
Doron Gerstel Effective August 1st, 2023

CodeFuel General Manager to Assume Corporate CEO Role Following Six-Month Transition Period;
Gerstel to Remain Active on Board of Directors

TEL AVIV & NEW YORK – February 8, 2023 – Perion Network Ltd. (Nasdaq & TASE: PERI), a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – search, social media and display / video / CTV advertising, today announced that it is entering a six-month CEO transition period. Tal Jacobson, currently General Manager of CodeFuel, Perion’s search advertising business, will be promoted to CEO of Perion on August 1, 2023. Following Jacobson’s promotion, Gerstel will step down from the executive team and remain on the Board of Directors to ensure business continuity and a smooth transition.

“Perion is well-positioned for sustained, profitable growth, and the time is right for me to turn the company over to the next generation of leadership” commented Gerstel. “Having been CEO of five different companies since 1999, I feel the need to take some time off to re-energize. I asked Tal to join Perion more than four years ago and have no doubt that he is the ideal person to lead Perion forward. Tal has done remarkable work at CodeFuel. He has significantly modernized and enhanced our search advertising platform, driving our revenue growth and cash generation, while forging a strong and collaborative relationship with Microsoft Advertising. Tal has the respect of the entire organization and the Board, and I am confident that Perion will continue to outperform the market with a unique leading technology under Tal’s visionary leadership.“

Tal Jacobson commented: “I am honored to be selected as Perion’s next CEO, after spending more than four years rebuilding the foundations of the company under the brilliant leadership of Doron. I believe Perion is en route to continued growth and to further scale the Company to drive increased value for its shareholders. I look forward to continuing my collaboration with Doron, the Board and the talented Perion employees to capitalize on the many opportunities ahead, as we work to expand Perion’s position as a leader and technological innovator in the ad tech industry.”

Eyal Kaplan, Perion’s Chairman, added, “Over the past six years, the Board supported Doron as he executed a tremendous operational, financial, and strategic turnaround of the company. Today Perion is in a very strong position to continue its growth and even further differentiate the company as a leader. Perion, its employees, shareholders, and customers are indebted to Doron for his leadership. We will continue to benefit from his strategic vision as a member of Perion’s Board. During the last four years, the Board has also watched Tal as he worked hand-in-hand with Doron to bring the search advertising activities to the current state. He was also involved as a member of Perion’s executive team in all important strategic discussions and activities and has worked with various other divisions of the company to further intra-company collaboration. Over the past four years, Tal has been a key part of the executive team, overseeing Perion’s most important relationships, and helping build the differentiated, technology-focused platform which continues to outperform and outgrow the competitors. Perion is in good hands”

Tal Jacobson Biography
Tal Jacobson has been an ad-tech executive and leader for more than two decades.  Tal joined Perion in 2018 as the General Manager of CodeFuel, transforming Perion's search advertising, from a fledgling business unit in decline, into a significant driver of Perion's soaring market share and valuation, cementing the strategic relationship with Microsoft and winning Microsoft Advertising Global supply partner of the year award. Tal's success is rooted in his extensive experience in all facets of the tech industry. As Chief Revenue Officer of SimilarWeb, he was paramount to the Israeli's unicorn growth spurt in its earlier days. Prior to that, he held the position of V.P. of Business at McCann Erickson, the role of CEO at the video collaboration platform Watchitoo, and he was a Director of Business Development at AOL.

About Perion Network Ltd.

Perion is a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – ad search, social media and display / video / CTV advertising. These channels are brought together by Perion’s intelligent Hub, which integrates the company’s business assets from both sides of the open Web, providing significant benefit to its brands and publisher customers.

For more information, visit Perion's website at www.Perion.com.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should”, “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, data breaches, cyber-attacks and other similar incidents, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 16, 2022. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Dudi Musler VP Investor Relations +972 54 787 6785 dudim@perion.com